SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM REPORTS
AUDITED 2002 YEAR END RESULTS

Lisbon, Portugal, March 6, 2003 – Portugal Telecom (“PT”) (BVLP: PTCO.IN; NYSE: PT) today announced its audited results for the year ended December 31, 2002.

Consolidated operating revenues amounted to Euro 5,582 million whilst EBITDA reached Euro 2,230 million, equivalent to a margin of 39.9% and EBITDA minus Capex reached Euro 1,454 million. Net income for the period amounted to Euro 391 million. Operating cash flow amounted to Euro 1,042 million, equivalent to 18.7% of revenues. PT’s Board of Directors will be proposing at the next Annual General Shareholders’ Meeting a cash dividend payment of Euro 200.7 million, equivalent to a dividend of Euro 0.16 per share.

PT’s financial results have been prepared in accordance with Portuguese GAAP and include the results of Telesp Celular Participaççes (“TCP”) on a fully consolidated basis. However, due to the transfer by PT and Telefónica on December 27, 2002 of 100% of their shareholdings in the mobile assets in Brazil to Brasilcel (see section 3. below), PT’s balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel’s assets and liabilities instead of the full consolidation of TCP’s assets and liabilities (see section 4. below).

1. HIGHLIGHTS

•	Consolidated Operating Revenues decreased 2.5% to Euro 5,582 million. This performance was achieved against a reduction of consolidated revenues of PT Comunicações (“PTC”) of 9.2%, partly impacted by the change in the ownership of Internet traffic, and the devaluation of the Brazilian Real (R$) of 24.5% in 2002. Excluding the impact of the devaluation of the Brazilian Real, Consolidated Operating Revenues would have increased by 4.4%.

•	Consolidated Operating Costs (which include post retirement benefits) amounted to Euro 4,315 million, a decrease of 5.3% over 2001.

•	EBITDA increased 5.0% to Euro 2,230 million, equivalent to a margin of 39.9%, an improvement of 2.8 p.p. over last year. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have climbed by 12.8%.

•	Operating Income increased 8.5% to Euro 1,267 million, equivalent to an operating margin of 22.7%, an increase of 2.3 p.p. over last year. Excluding the impact of the devaluation of the Brazilian Real, Operating Income would have climbed by 16.1%.

•	Net Interest Costs amounted to Euro 197 million, a reduction of 34.3% compared to last year.

•	Consolidated Net Income amounted to Euro 391 million (EPS of Euro 0.31) compared to Euro 307 million in 2001 (EPS of Euro 0.25), an increase of 27.2%.

•	Capex, excluding the acquisition of the ownership of the fixed network, decreased 41.0% to Euro 776 million, equivalent to 13.9% of revenues, a drop of 9.1 p.p. compared with 2001. Taking into account the acquisition of the ownership of the fixed network, Capex would have reached Euro 1,124 million.

•	EBITDA minus Capex[1] amounted to Euro 1,454 million, an increase of 79.9% compared to year 2001. Over 70% of PT’s EBITDA minus Capex is generated by PT’s Portuguese subsidiaries.

•	Operating Cash Flow, which includes the cash outflow related with the acquisition of the ownership of the fixed network of Euro 305 million[1], climbed to Euro 1,042 million from Euro 747 million in 2001, an increase of 39.4%.

•	Net Debt was reduced by Euro 1,419 million compared to 2001 and amounted to Euro 4,037 million as of December 31, 2002. This reduction in net debt was achieved on the back of an Euro 1,042 million Operating Cash Flow generation, the positive impact of translation effects on US dollar and Real denominated debt, amounting to Euro 336 million and the effect of consolidating 50% of Brasilcel instead of full consolidation of TCP, amounting to Euro 392 million.

•	The average cost of debt was 5.5% and the EBITDA cover of net interest was 11.8 times, which compares to 7.1 times in 2001. Net Debt to EBITDA stands at 1.8.

•	The cash flow performance and balance sheet of PT, led the Board of Directors to propose to the Annual Shareholders Meeting, the payment of a cash dividend amounting to Euro 200.7 million, equivalent to Euro 0.16 per share and corresponding to a pay-out ratio of 51.3%.

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1 The total consideration paid for the acquisition of the ownership of the fixed network was Euro 365 million, including the 2002 concession rental amounting to Euro 17 million. The total consideration paid was partially offset by the Euro 60 million cash received by PT to settle a receivable from the Portuguese State regarding discounts given to retired Portuguese citizens, thus the cash outflow related with this transaction was Euro 305 million.

2. OVERVIEW

The analysis by business line, presented below, is based on non-consolidated revenues:

•	PTC maintained a 92% market share in Portugal measured in terms of minutes of outgoing traffic. The number of main lines in pre-selection fell by 22.5% to 275 thousand at the end of December 2002. The number of access lines in service declined 3.7% to 4.1 million, whilst ISDN and voice mail penetration continued to increase and now stand at 19.9% and 34.1%, respectively. ADSL wholesale connections reached 53 thousand at the end of December 2002, which compares favourably with only 7 thousand connections at the end of June 2002. Originated fixed network traffic per line decreased 3.2% to 10.6 minutes per line per day. Domestic fixed-to-fixed traffic decreased by only 6.0% in the fourth quarter, compared to an 8.9% drop in the third quarter and a 17.6% reduction posted in the first half of the year. Operating revenues amounted to Euro 2,301 million, a decrease of Euro 122 million or 5.0% over last year. This performance has been achieved against a backdrop of reduction in domestic fixed traffic, the negative impact of the change in the ownership of Internet access traffic as of October 2001 and challenging economic conditions. The impact of the change in the ownership of Internet traffic on the revenue line amounted to Euro 35 million, equivalent to 29% of the decrease in revenues. EBITDA in the period decreased Euro 88 million or 8.4% to Euro 957 million, equivalent to a margin of 41.6%. Excluding the negative impact of the change in ownership of Internet traffic (Euro 16 million) and the increase in post retirement benefits costs (Euro 43 million), EBITDA would have decreased by 2.5% over last year. Capex[2] posted a 30.2% decrease to Euro 228 million, equivalent to 9.9% of revenues. EBITDA minus Capex[2] amounted to Euro 729 million, equivalent to 31.7% of revenues and an increase of 1.5% over 2001.

•	PT Prime’s corporate Internet capacity sales climbed by 216% compared to last year, due to the expansion of ADSL. The number of broadband connections, based on the ATM network also rose by 57.9%. PT Prime’s operating revenues amounted to Euro 335 million, including Euro 36 million from the consolidation of PrimeSys as from the second half of 2002, and corresponding to a 24.9% increase over 2001. EBITDA amounted to Euro 32 million, equivalent to a margin of 9.5%. Capex in the period amounted to Euro 41 million, equivalent to 12.2% of revenues.

•	TMN reinforced its leadership position in 2002 with a market share of 51.9% of active customers and 53.4% of net additions. TMN added 521 thousand new customers in 2002, of which more than 221 thousand were added in the fourth quarter. Approximately 17% of the total net additions were postpaid customers. As of December 31, 2002, TMN had 4.4 million active mobile customers, a growth of 13.3% over the same period last year. ARPU in 2002 was Euro 27.1, compared to Euro 30.1 in 2001. This 9.8% reduction was mainly the result of lower interconnection fees. Operating revenues climbed 5.8% to Euro 1,475 million. Service revenues increased 9.3% to Euro 1,333 million. The contribution from data services amounted to 7.4% of service revenues compared to 5.9% in 2001. EBITDA in the fourth quarter amounted to Euro 169 million corresponding to a 44.4% margin. EBITDA in 2002 amounted to Euro 623 million, a rise of 15.7% over 2001 and equivalent to a margin of 42.3%. This EBITDA performance was achieved in part as a result of a 9.9% reduction in subscriber acquisition costs (SACs) to Euro 65.0 in 2002 and a 16.1% drop in CCPU[3] to Euro 13.5. Capex in 2002 stood at Euro 283 million, including the Euro 38 million investment in UMTS, and is equivalent to 19.2% of revenues.

•	TCP added 956 thousand customers in 2002. Notwithstanding the entrance of a new competitor, TCP reinforce its leadership to 67% market share of mobile customers in the State of São Paulo, Brazil. TCP had 6,060 thousand customers at the end of December 2002, an increase of 18.7% over 2001. During 2002, operating revenues and EBITDA calculated in accordance with Brazilian GAAP and stated in Brazilian Reais, increased 15.1% and 53.3%, respectively. EBITDA margin reached 46.0% in the fourth quarter and 42.8% for the full year 2002. This performance was achieved as a result of a 1.3% rise in ARPU to R$ 44, a significant reduction in SACs, which amounted to R$ 97 in 2002 compared to R$ 128 in 2001 and a 14.4% drop in CCPU to R$ 21. ARPU minus CCPU climbed 21.4% to R$ 23. Capex amounted to R$ 327 million, equivalent to 9.6% of revenues. In terms of contribution to PT Group results in Euros, TCP’s operating revenues amounted to Euro 1,218 million, a decrease of 13.1% over 2001. EBITDA rose 11.8% to Euro 513 million, equivalent to a margin of 42.1% notwithstanding a 24.5% devaluation of the Brazilian Real in the period.

•	Global Telecom (“GT”) added 315 thousand customers in year 2002. As of December 31, 2002, GT had 1,177 thousand customers, equivalent to an estimated market share in the States of Paraná and Santa Catarina in Brazil of 41%, compared to a 35% market share last year. During 2002, operating revenues calculated in accordance with Brazilian GAAP and stated in Brazilian Reais, increased 20.3% to R$ 512 million. SACs fell by 46.9% to R$ 126 from R$ 237 in 2001. CCPU posted a 48.0% drop to R$ 26 from R$ 50 in 2001. ARPU minus CCPU reached R$ 8 compared to negative R$ 10 in 2001. EBITDA is now positive and amounted to R$ 95 million compared to a negative R$ 100 million booked in 2001. Capex amounted to R$ 152 million, equivalent to 29.7% of revenues. In terms of contribution to PT Group results, GT is accounted for under the equity method and PT recorded a negative Euro 89 million contribution from GT under “Equity in Losses of Affiliated Companies” in the Consolidated Profit and Loss Statement.

•	PT Multimedia (“PTM”) had 1,307 thousand pay-TV subscribers at the end of December 2002, a rise of 12.7% over December 2001. The penetration of the cable-TV service to homes passed now stands at 46.9% and the overall pay-to-basic ratio now stands at 70.0%. At the end of 2002 there were 140 thousand cable modem customers. TV Cabo’s ARPU climbed 11.6% to Euro 21.6 as a result of a higher penetration of premium services including the broadband internet access service using cable modems. Lusomundo sold 14.9 million cinema tickets in Portugal and Spain and JN, the daily newspaper, has reinforced its leadership position in the Portuguese market. Operating revenues of PTM increased 8.1% to Euro 676 million in 2002, despite the fact that PT Multimedia.com’s (“PTM.com”) results were not consolidated in PTM’s results as from October 2002 (PTM.com’s operating revenues in the fourth quarter of 2002 amounted to Euro 24 million). EBITDA rose 78.6% to Euro 76 million underpinned by strong pay TV and broadband subscriber growth, ARPU pick-up and cost cutting. EBITDA margin climbed to 11.2%, representing a 4.4 p.p. improvement over 2001. TV Cabo posted a 22.8% EBITDA margin in the fourth quarter and a positive EBITDA minus Capex for the full year. PTM’s Capex amounted to Euro 85 million, equivalent to 12.5% of revenues.

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2 Capex excluding the acquisition of the ownership of the fixed network amounting to Euro 348 million.
3 CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

3. FOURTH QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

•	On October 17, 2002, PT entered into an agreement to acquire PTM’s Internet and yellow pages activities, consisting of 100% of PTM.com, which owns the leading ISP/Portal in Portugal (Telepac and Sapo), 24.75% of Páginas Amarelas, the leading Portuguese yellow pages directory service, and 50% of Sportinveste Multimédia, which operates a sports internet business and owns key on-line sports rights. The aggregate consideration for the acquisition of the equity in these three companies amounted to Euro 199 million. PT also acquired at nominal value Euro 401 million in shareholder loans that PTM had extended to PTM.com and Sportinveste Multimédia by offsetting shareholder loans that it had extended to PT Multimedia. As a result of this restructuring, PT’s fully consolidated net debt remained unchanged whilst the net debt of PTM was reduced by Euro 600 million to Euro 139 million. This restructuring of the Internet assets will underpin the continued growth of the Group’s broadband businesses and increase the loyalty of fixed line customers, whilst providing a single platform with scale and scope for investment and development of on-line services and content for the PT Group.

•	On December 11, 2002, PTC entered into a definitive agreement to acquire the ownership of the basic telecommunications network from the Portuguese Government. PT agreed to prepay the future rental payments due under the current Concession Contract in exchange for full ownership of the network. As part of this agreement there will be no reversion of the assets related to the provision of the Concession services to the Portuguese Government at the end of the Concession period. The Portuguese Government also agreed to fund certain services being provided by PTC, namely Mobile Maritime Radio (which is expected to be transferred to a third party within one year) and Telex and Telegraph services. Future losses from the transmission of TV and radio signals will also be reimbursed by the Portuguese Government. The consideration paid to the Portuguese State for this agreement to acquire the ownership of the fixed network amounted to Euro 365 million, which included the 2002 Concession rental payment (Euro 17 million), thus generating an increase in intangible assets of Euro 348 million. Taking into account the payment by the Portuguese Government of receivables amounting to Euro 60 million relating to certain benefits provided by PTC to retired Portuguese citizens on behalf of the Portuguese Government, under the terms of the current Concession Contract, the impact of this transaction on the consolidated net debt of PT was approximately Euro 305 million. PT has also indicated that the ownership of the fixed network will allow PTC to sell excess real estate and enter potentially into cross border sale and lease back (“QTE” — Qualified Technological Equipment) contracts of the basic network and realise cash gains.

•	On December 27, 2002, TCP acquired the remaining 17% of GT’s share capital for approximately US$ 82 million, and now TCP owns 100% of the economic interest of GT.

•	On December 27, 2002, PT and Telefónica transferred to Brasilcel (the joint venture company established by both groups for the Brazilian mobile telecommunications market) 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil. Brasilcel is Brazil’s, as well as South America’s, largest cellular operator, covering more than 94 million people. Brasilcel is jointly managed by PT and Telefónica with PT appointing the CEO and Telefónica the CFO of the company. As a result of this transaction, PT’s balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel’s assets and liabilities instead of the full consolidation of TCP’s assets and liabilities (see section 4. below).

•	On December 30, 2002, a Pricing Convention for the fixed telephone service (the Universal Service Convention) for 2002 and 2003 was signed between PTC, the Portuguese telecommunications regulator (ANACOM) and the Portuguese Authority for Trade and Competition. The Pricing Convention establishes price caps on average annual price changes for calls, excluding international calls, of CPI-3% and CPI-2.75% for 2002 and 2003, respectively. For 2003, the Portuguese State Budget estimated that CPI will be 2.5%.

•	On January 16, 2003, Brasilcel, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações S.A (“TCO”), the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. The proposed acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO’s voting capital, for approximately R$ 1,408 million (Euro 404 million); (2) a public offering to the holders of TCO common shares; and (3) the incorporation of TCO by TCP through a merger of TCP shares for the remaining TCO shares. This acquisition is expected to enhance Brasilcel’s leadership and competitive position in the Brazilian market, reaching over 16.8 million customers and a national market share in excess of 50%. After this acquisition, Brasilcel will have three times more customers than the second mobile operator in Brazil. The proposed transaction is expected to be completely funded in Reais by TCP and the others mobile operators in Brazil held by Brasilcel.

•	On February 14, 2003, PT launched its new shared service centre platform (PT Pro), which will be the responsible for the aggregation and optimization of a number of back office processes of the PT Group. PT Pro will permit the alignment of accounting and administrative processes within the Group, improving the level of internal control, and will also allow for cost reduction by taking advantage of significant economies of scale.

4. BASIS OF PRESENTATION OF THE RESULTS

•	Revenues relating to Internet access were reallocated from PTC to the ISPs as of October 31, 2001. PTC now collects revenues from customers using its wireline network for Internet access on behalf of the ISPs. In return PTC receives a call origination charge from the ISPs and is also paid the costs incurred in invoicing customers on behalf of the ISPs, provided PTC is requested to bill the customers. Financial information for the first ten months of 2001 was presented under the previous regulatory regime and therefore is not directly comparable with 2002. In 2002, as a result of this change in revenue allocation, PTC’s revenues and EBITDA decreased by Euro 35 million and Euro 16 million, respectively.

•	In June 2002, PT recorded a provision for impairment amounting to Euro 500 million. This provision included an estimated impairment of PT’s investment in TCP amounting to Euro 1,500 million, net of the estimated tax effect of Euro 1,000 million resulting from the corporate restructuring of its mobile businesses, which was in progress at that date. This provision for impairment was charged against retained earnings as it was considered to be an extraordinary adjustment of significant amount in relation to the financial statements as of December 31, 2001. During the fourth quarter of 2002, this provision was used to offset the effective impairment of PT’s investment in TCP amounting to Euro 1,141 million, following the contribution of PT’s investment in TCP to Brasilcel. The provision for impairment was also used to cover for PT’s portion of the impairment booked by PTM in connection with its investment in Lusomundo (Euro 190 million) and also to cover for certain additional impairments of PT’s financial investments, namely PrimeSys and Médi Telecom, identified during the fourth quarter of 2002.

•	In June 2002, the Portuguese Competition Authority approved the sale by Lusomundo, a wholly-owned subsidiary of PTM, of its media distribution subsidiary Deltapress to VASP (another media distribution company in Portugal). As a result, PTM did not fully consolidate Deltapress in 2002. PTM exchanged its majority equity interest in Deltapress for a minority equity interest in VASP, and now records VASP’s results using the equity method of accounting. Financial information for 2001, presented in this press release still includes PTM’s equity interest in Deltapress on a fully consolidated basis.

•	In December 2000, PT Prime signed an agreement to acquire 100% of BUS, the Brazilian data communications company which manages the networks of Bradesco and Unibanco. The completion of this deal was pending approval by the Brazilian regulatory entity (Anatel) which was obtained on June 28, 2002. As from the second half of 2002, BUS (now renamed PrimeSys) is being fully consolidated in PT’s accounts.

•	In October 2002, PT acquired from PTM its Internet activities and an investment in Páginas Amarelas. Therefore, PTM no longer consolidates these companies in its accounts as from October 2002. The contribution from the Internet activities in the fourth quarter of 2002 was recorded in PT’s financial statements under “Other”.

•	On December 27, 2002, PT and Telefónica transferred 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel. As a result, PT’s balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel’s assets and liabilities, although PT’s profit and loss statement for 2002 still includes the full consolidation of TCP’s results and not the proportional consolidation of Brasilcel’s results.

5. CONSOLIDATED RESULTS

Operating Revenues

Consolidated operating revenues of PT amounted to Euro 5,582 million, a decrease of 2.5% over 2001. The breakdown of PT’s consolidated revenues by business line is as set out below:

PTC’s consolidated revenues amounted to Euro 1,983 million, a drop of 9.2% over 2001 mainly due to a general slow down in economic conditions that resulted in lower traffic volumes, increased levels of competition and the regulatory change in the ownership of Internet access traffic. Excluding the effect of the change in the ownership of Internet access traffic, PTC’s revenues would have decreased by 3.6% over 2001 as opposed to 9.2%. PTC’s fixed telephony revenues dropped 11.7% to Euro 1,512 million. PTC’s wholesale revenues increased by 0.4% to Euro 269 million, notwithstanding the reduction in interconnection rates and leased lines during 2002.

PT Prime’s consolidated revenues amounted to Euro 265 million, including Euro 60 million from the consolidation of PrimeSys in the second half of 2002, a rise of 22.7% over 2001. This performance was achieved on the back of strong growth in sales of network solutions, Internet, voice and data communications services.

TMN consolidated revenues rose by 8.1% over 2001 mainly due to customer growth. Service revenues were up by 12.4% in 2002 whilst handset sales were down by 18.5%. Revenues from data services accounted to 7.4% of service revenues, a significant improvement over the 5.9% contribution in 2001.

TCP’s consolidated revenues in Euros decreased by 13.1% due to the 24.5% devaluation of the Brazilian Real in 2002. TCP revenues, reported in Brazilian Reais in accordance with Brazilian GAAP, amounted to R$ 3,391 million, an increase of 15.1% over last year. Service revenues were up by 17.8% in 2002 and handset sales increased 0.6%.

PTM’s consolidated revenues rose by 8.0% to Euro 640 million, underpinned by strong performance of TV Cabo, whose revenues grew by 30.9% in 2002. This performance was achieved notwithstanding a 13.8% drop in media revenues in Lusomundo. The revenues of Lusomundo have been impacted by a significant downturn in advertising revenues and the disposal of Deltapress, which accounted for Euro 41 million of revenues in 2001.

EBITDA

EBITDA increased by 5.0%, as a result of the growth posted by TMN and PTM in Portugal and TCP in Brazil and continued cost reduction across all business areas. The EBITDA contribution by business line is as set out below:

PTC’s EBITDA in 2002 amounted to Euro 957 million, an 8.4% decrease over 2001. Notwithstanding the drop in volumes, PTC posted a 41.6% EBITDA margin in 2002 mainly due to PT’s focus on implementing cost cutting initiatives. Operating costs fell by 1.8% despite a 31.3% rise on post retirement benefits. Excluding the negative impact of the change in ownership of Internet traffic (Euro 16 million) and the increase in post retirement benefits costs (Euro 43 million), PTC’s EBITDA would have decreased by only 2.5%.

PT Prime’s EBITDA amounted to Euro 32 million, equivalent to a margin of 9.5%. PT Prime continues to experience demand for its products and services. Its margin performance continues to be affected by aggressive competition based on discount pricing and the costs of telecommunications.

TMN’s EBITDA in 2002 rose by 15.7% to Euro 623 million as a result of an increased customer base and a higher contribution to overall revenues from data services. EBITDA margin in the period was 42.3%, a 3.7 p.p. improvement over 2001 due to lower subscriber acquisition costs and cost cutting initiatives, which contributed towards a 16.3% drop of CCPU. TMN’s EBITDA margin in the fourth quarter of 2002 was 44.4%.

TCP’s EBITDA in 2002 amounted to Euro 513 million, an increase of 11.8% over 2001. This performance has been achieved despite a 24.5% devaluation of the Brazilian Real in 2002. TCP’s EBITDA margin was 42.1% in 2002, a 9.4 p.p. increase over 2001. This achievement was largely due to lower SACs and significant cost cutting (CCPU was down 14.4%). TCP’s EBITDA, reported in Brazilian Reais and in accordance with Brazilian GAAP, amounted to R$ 1,451 million in 2002, a rise of 53.3% over 2001, and the EBITDA margin in the fourth quarter of 2002 was 46.0%.

PTM´s EBITDA amounted to Euro 76 million, an increase of 78.6% over 2001. This is equivalent to a margin of 11.2%, a 4.4 p.p. improvement over 2001. The Pay-TV business (TV Cabo) posted an EBITDA of Euro 71 million, a rise of 75.0% over 2001. The media division is undergoing significant restructuring and its performance has also been impacted by the contraction of the advertising market. Lusomundo’s EBITDA in the period amounted to Euro 11 million, primarily from cinema distribution and exhibition and sale of software (DVDs and PSII games).

Operating Costs

Consolidated operating costs amounted to Euro 4,315 million, a decrease of 5.3% over 2001 and higher than the 2.5% drop in consolidated operating revenues in the period. In the fourth quarter the impact of certain cost cutting initiatives accelerated and operating costs were down by 6.6%. PT’s operating breakdown is as set out below:

Wages and salaries amounted to Euro 695 million compared to Euro 669 million in 2001. This cost item has been impacted by the in-sourcing of staff from franchised shops of TCP and the consolidation of PrimeSys in the second half of 2002. Overall, wages and salaries currently represent 12.4% of consolidated operating revenues, a slight increase over 2001 (11.7%). In the case of PTC, which accounted for 43.7% of the total wages and salaries of PT, there was a 2.5% decrease in this cost item.

Post retirement benefits increased by Euro 43 million or 30.2% to Euro 183 million. This was due to higher charges resulting from the amortization of actuarial losses deferred in previous years as a result of the under performance of the returns generated by the pension funds against the 6% return considered in the actuarial studies. Post retirement benefits represent 3.3% of consolidated operating revenues.

Telecommunication costs amounted to Euro 623 million compared to Euro 715 million in 2001, decreasing 12.9% due to the effect on PTC of lower traffic volumes and the change in the ownership of Internet access traffic as of October 2001, and the effect on TCP of the devaluation of the Brazilian Real. Telecommunications costs represent 11.2% of consolidated operating revenues.

Raw materials and consumables costs decreased 30.1% primarily as a result of a reduction in the direct acquisition of raw materials and consumables and more favourable conditions than in 2001, a year that experienced abnormal levels of repairs due to adverse weather conditions. This cost item represents 1.7% of consolidated operating revenues.

Costs of products sold fell by 25.4% due to lower sale of terminal equipment, which dropped 21.3% during 2002. Lower costs of products sold also reflect the reduced subsidization of handset sales in the mobile operations. This cost item represents 8.3% of consolidated operating revenues.

Marketing and publicity costs amounted to Euro 109 million, compared to Euro 142 million in 2001, equivalent to a drop of 23.4%. The reduction of marketing and publicity costs reflects the strict cost control policies adopted in this area and PT’s increased bargaining power in the Portuguese advertising market. This cost item represents 1.9% of consolidated operating revenues.

Provision for doubtful receivables increased 1.6% in line with the increased level of provisions for bad debts required in the context of more challenging economic conditions. This cost item represents 2.4% of consolidated operating revenues.

Other general and administrative costs decreased by Euro 73 million or 7.3% to Euro 924 million, reflecting cost reduction programs implemented broadly across the PT Group. This cost item represents 16.6% of consolidated operating revenues.

Depreciation and amortization increased by Euro 7 million to Euro 963 million, a slight increase of 0.7% over the previous year. Depreciation charges exceeded Capex (excluding the acquisition of the ownership of the fixed network), which amounted to Euro 776 million in 2002. This cost item represents 17.2% of consolidated operating revenues.

EBIT in the period amounted to Euro 1,267 million, a rise of 8.5% over last year. Operating margin improved 2.3 p.p. over last year to 22.7%.

Net Income

Consolidated Net Income amounted to Euro 391 million in 2002, compared to Euro 307 million in 2001.

Net interest expenses in 2002 decreased from Euro 300 million in 2001 to Euro 197 million. PT’s average cost of debt in 2002, including the cost of local borrowings of its subsidiaries in Brazil in Reais, was approximately 5.5%.

As a result of PT’s efforts to neutralize its US dollar exposure, PT booked currency exchange gains amounting to Euro 88 million in 2002, compared to Euro 10 million in 2001. This caption includes a gain of Euro 147 million relating to the unwinding of the final exchange of certain derivative instruments. In line with its conservative financial policy, PT has virtually eliminated all of its US dollar exposure (see consolidated net debt).

Goodwill amortization in the period amounted to Euro 143 million, a decrease of 7.5%. This decrease was mainly due to lower amortization of TCP’s goodwill in the amount of Euro 28 million relating to PT’s recognition of an impairment of goodwill early in 2002 in connection with its investment in TCP. The lower TCP goodwill charge was partially offset by higher amortization of goodwill at PTM of Euro 9 million, following the buy-out of the minorities at PTM.com, and at PT Prime of Euro 7 million, following the completion of the acquisition of 100% of PrimeSys.

Equity accounting of losses of affiliated companies decreased to Euro 161 million in year 2002, from Euro 381 million in year 2001. This caption includes basically PT’s share of the losses of Médi Telecom and GT amounting to Euro 56 million and Euro 89 million, respectively. The improvement in this caption over year 2001 was mainly due to the Euro 222 million improvement in the losses of GT, which reflects its better operating performance and the positive impact of the restructuring of its balance sheet completed by TCP following its rights issue in September 2002.

Net other financial expenses in 2002 amounted to Euro 112 million, as compared to Euro 144 million in year 2001. In year 2002, this line item included the booking of a provision for equity swaps with PT’s own shares (linked to PT’s incentive plans – see section 9), amounting to Euro 43 million. In year 2001 this line item included the booking of a provision of Euro 78 million for an equity swap with PTM shares.

Curtailment and severance costs associated with the work force reduction programs amounted to Euro 54 million in 2002, compared to Euro 184 million in 2001.

The provision for income taxes amounted to Euro 337 million. The corporate tax rate in Portugal is 33%, but as a number of items including goodwill amortization and equity accounting of earnings of affiliated companies are not considered as tax deductible items for tax purposes in Portugal, the effective income tax rate appears significantly higher.

During 2002 PT made advance payments for taxes to the Portuguese State, according to the requirements of Portuguese legislation. These payments amounted to Euro 195 million. PT believes that the restructuring of its holdings in mobile businesses, including the incorporation of Brasilcel, have resulted in the realization of a significant tax loss that has been booked as an asset in the balance sheet under Deferred Taxes. The utilization of this tax credit will impact positively PT’s future cash flows and not its net income.

6. CAPEX

Capital expenditure has been falling consistently for the PT Group in line with PT’s announced strategy of cash flow maximization. The breakdown of Capex by business line, excluding the acquisition of the ownership of the fixed network, is set out below:

PTC’s Capex in 2002, excluding the acquisition of the ownership of the fixed network, amounted to Euro 228 million. As a result, PTC was managed during 2002 with a Capex to sales ratio of 9.9%. Taking into account the acquisition of the ownership of the fixed network, PTC’s Capex in 2002 would have reached Euro 576 million.

During 2002 TMN and TCP were managed with Capex to sales ratios of 19.2% and 7.2%, respectively.

Overall, PT’s Capex, excluding the acquisition of the ownership of the fixed network, in 2002 totalled Euro 776 million, equivalent to 13.9% of revenues. Taking into account the acquisition of the ownership of the fixed network, PT’s Capex in 2002 would have reached Euro 1,124 million.

7. EBITDA MINUS CAPEX AND OPERATING CASH FLOW

The breakdown of EBITDA minus Capex by business line is as set out below:

PT’s Portuguese businesses in 2002 account for over 70% of PT’s EBITDA minus Capex. TCP contributes 29.2% of EBITDA minus Capex in 2002.

The breakdown of Operating Cash Flow of PT is as set out below:

In line with PT’s stated strategy, the Group generated over Euro 1,000 million of operating cash flow in 2002. In addition to Capex contraction and the low cost of servicing debt, it is worth highlighting the significant improvement in the investment in working capital which fell to Euro 129 million from 195 million in the first half of 2002.

8. FINANCIAL POSITION AND CONSOLIDATED NET DEBT

Consolidated Balance Sheet

PT’s Balance Sheet is as set out below:

PT’s Equity/Total Assets ratio dropped from 26.5% on December 31, 2001 to 22.7% on December 31, 2002 whilst the Equity+Long Term Debt/Total Assets Ratio increased from 57.2% to 60.7%.

Post impairment of financial investments booked in 2002, PT’s exposure (assets minus liabilities) to Brazil was reduced to R$ 7,708 million (Euro 2,076 million at the Real/Euro exchange rate prevailing at year-end). The assets denominated in Brazilian Reais in PT’s balance sheet as of December 31, 2002 amount to Euro 3,474 million, equivalent to approximately 25% of total assets.

The investment in working capital during 2002 increased to Euro 129 million from Euro 74 million in 2001, but has fallen sharply in the second half of 2002 from the Euro 195 million booked in June 2002, in line with PT’s increased focus on managing payables and receivables.

The provision for other risks and charges includes basically a provision for impairment, which consider the assessment made by PT of impairment in connection with certain financial investments, and a provision for equity swaps in relation to PTM shares and PT’s own shares (linked to existing incentive plans — see section 9).

Shareholders’ Equity

As of December 31, 2002, shareholders’ equity amounted to Euro 3,111 million, a decrease of Euro 1,556 million over December 31, 2001. A detailed reconciliation of this decrease in shareholders’ equity is as set out below:

The provision for impairments was charged against retained earnings as it was considered to be an extraordinary adjustment of significant amount in relation to the financial statements as of December 31, 2001.

The currency translation adjustments of Euro 1,322 million relate primarily to the negative exchange rate adjustments associated to PT’s ownership of assets in Brazil.

Consolidated Net Debt

The breakdown of PT’s consolidated net debt as of December 31, 2002 is set out below:

PT’s consolidated net debt as of December 31, 2002 amounted to Euro 4,037 million, a decrease of Euro 1,419 million compared to year end 2001. This debt reduction was achieved on the back of strong growth in Operating Cash Flow (Euro 1,042 million in 2002), sound financial management, the effect of Brasilcel consolidation, and a positive translation effect of US dollar and Real denominated debt. The net debt change in year 2002 is as set out below:

During 2002, PT reduced its exposure to the US dollar by a total amount of US$ 1,514 million having unwound certain derivative contracts and/or cancelled the final exchange of other derivative instruments. As of December 31, 2002, the remaining US dollar exposure under derivative contracts amounted to US$ 218.7 million maturing in April 2009. As a result of certain US dollar loans to TCP which TCP has swapped into Reais to hedge currency exposure, PT’s total exposure to the US dollar, including its US dollar loans to TCP and also free standing derivatives and debt instruments, amounts to a negative US$ 8 million.

As of December 31, 2002, 82.7% of PT’s total indebtedness is medium and long term as a result of the refinancing undertaken throughout 2001. As of December 31, 2002, 75.8% of the net debt was in fixed rates and 82.7% of PT’s consolidated net debt was denominated in Euros, 4.0% in US Dollars and 12.4% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is now either Real denominated or has been swapped into Reais. PT’s average cost of debt in 2002, including the loans in Brazilian Reais, was 5.5%. Excluding the higher cost of debt in Brazil, PT’s cost of debt was 2.8%. The maturity of PT’s loan portfolio is currently 4.8 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which of its current usage is less than Euro 60 million.

The net debt profile of PT as of December 31, 2002, was as set out below:

PT has to refinance Euro 1,095 million in 2003, which compares with an EBITDA minus Capex and an operating cash flow of Euro 1,454 million and Euro 1,042 million, respectively, generated in 2002. As of the date of this release, PT has already reimbursed Euro 745 million of the debt earmarked to be refinanced in 2003 and accordingly the residual portion to be refinanced stands at only Euro 350 million.

From July to early October 2002 PT has invested Euro 340 million in buying part of its outstanding Eurobonds and Exchangeable bonds. PT has acquired 25.29% of its 2005 Eurobond, 10.05% of its 2006 Eurobond and 12.05% of its 2009 Eurobond. PT has also acquired Euro 118 million of its 2004 and 2006 Exchangeable bonds. All these securities are recorded as marketable securities in PT’s balance sheet as of December 31, 2002.

The gearing ratio (Net Debt/(Net Debt+Equity)) increased to 56.7% compared to 53.9% at the end of year 2001 due to the adjustments to shareholders’ equity resulting from the negative currency translation adjustments of the Brazilian Real (Euro 1,322 million) and from the Euro 500 million provision for the impairment charge of the investment in TCP. The net debt to EBITDA ratio as of December 31, 2002 was 1.8 times and the EBITDA cover was 11.8 times.

Post Retirement Benefits

As of December 31, 2002 the projected benefit obligations (“PBO”) of PT’s post-retirement benefits including pensions and health care obligations, computed based on a 6% discount rate and assuming a 3% annual salary increase amounted to Euro 3.654 million (Euro 3,015 million for pensions and Euro 639 million for health care benefits). Compared to 2001, the PBO increased 2.1%, equivalent to Euro 80 million. PT’s post-retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 33,700 employees, with 34% still in service.

According to the rules of the ISP (“Instituto de Seguros de Portugal”), the pension plans for retired staff have to be fully funded, which is the case for PT’s pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, it can currently be executed until retirement age. The estimated average working life of staff still in service is 16 years.

In Portugal there is no legislation covering the establishment of funds to cover for post retirement health care benefits. PT will only have to pay for these benefits when the health care services are rendered to related employees and a corresponding claim is charged to PT. Accordingly, there is no need to fund these benefits (Euro 639 million) at present.

The market value of the pension funds amounted to Euro 1,664 million at December 31, 2002, a decrease of Euro 68 million from 2001 resulting basically from the negative performance of the pension funds. The deferred costs related to post-retirement benefits amounted to Euro 929 million and the net balance of unfunded liabilities and deferred costs as of December 31, 2002 was Euro 1,061 million, as reflected in PT’s balance sheet in accordance with the requirements of International Financial Reporting Standard No. 19.

The deferred costs related to post-retirement benefits correspond basically to: (i) the Initial Transition Obligation (the initial date for recognition of post-retirement liabilities in PT Group (1993)), which is being amortized over an 18-year period corresponding the expected working life of employees in 1993; and (ii) the actuarial losses and gains, which basically correspond to differences between the assumptions considered in the actuarial studies and the actual results related to those benefits, including differences in the return of pension fund assets, salary increases and healthcare costs.

The interest cost associated with the full amount of the PBO has been charged to PT’s income statement under the caption Post Retirement Benefits. In 2002, the interest cost of the plans amounted to Euro 208 million. The expected return on the pension funds assets, calculated based on a 6% rate of return assumption, was estimated at Euro 103 million and was recorded as a deduction to the above mentioned interest cost. The service cost for staff in service and covered by the plans in 2002 amounted to Euro 25 million. The amortization and deferral of actuarial losses amounted to Euro 53 million in 2002. Thus the net periodic post retirement costs for 2002, which include the interest cost of unfunded liabilities and the amortization of deferred costs, was Euro 183 million. The cash injection into the pension funds made by PT amounted to Euro 114 million in 2002.

For the purposes of calculating the debt ratios, if the unfunded liability is treated as debt like in nature, the EBITDA amount used to calculate those ratios needs to be adjusted, accordingly. If the post retirement liabilities were fully funded, that would mean that the expected return on fund assets would equal the interest cost of the plans PBO and, as a result, the net periodic pension cost would have decreased and the EBITDA would have increased by the same amount. In the case of PT the impact would be an increase of EBITDA of Euro 105 million.

9. EMPLOYEES

At the end of December 2002, PT’s had 23,109 employees. The breakdown of PT’s employees by business line is as set out below:

The curtailment costs booked in 2002 were used to retire and pre-retire staff in PTC. The number of staff employed by PT in its Portuguese businesses decreased by 4.3% in 2002. The staff reductions in PT’s fixed line businesses are understated by the fact that certain staff that had been redeployed to other PT subsidiaries such as PTM have terminated their contracts and are being transferred back to PTC. The significant increase in staff in PT’s Brazilian businesses relates principally to the increase in call center temporary staff members.

Incentive Plans

PT has currently two incentive plans. The first plan was approved in April 1998 and is a stock option plan covering certain employees of the Group, which have the option to acquire 2,857,745 shares at a price of Euro 9.616 per share over a period of four years as from June 8, 2000. The second plan was approved in September 1999 and covers certain employees of the Group allowing for the delivery of up to 6,120,000 shares or options to purchase shares (at a price of Euro 11.38 per share) over a period of three years as from April 27, 2000. As of December 31, 2002, PT has recorded a provision for these incentive plans in its balance sheet.

The liabilities from the incentive plans are accounted for considering the time elapsed to the maturity date of the effective right to exercise the option or shares granted. The related cost is provided annually under the caption wages and salaries, and corresponds to the difference between the price at which PT is obligated to sell the shares to the employees established in the incentive plans and the market value of PT’s shares on the date of grant. The provision for incentive plans also include the cost of hedging operations which is recorded annually as a financial expense.

10. BUSINESSES PERFORMANCE

PT Comunicações

At the end of 2002, after three years of full liberalization of the telecommunications market, PTC has successfully maintained a 92% market share of total minutes of outgoing traffic and a 95% market share of access lines. This performance has been achieved on the back of a customer retention and customer recovery strategy based on product differentiation, competitive offer in terms of pricing packages, innovation, customer care, CRM and quality of service.

The current regulatory framework permits competition through alternative provision of telephone service with the build-out of infrastructure or through carrier pre-selection, which is available for all types of calls. The number of access lines in pre-selection decreased 22.5% to 275 thousand as of December 31, 2002. In 2002, PTC consistently gained back market share of traffic, mostly of domestic long distance and international calls, in part due to its more aggressive commercial prices and pricing packages.

PTC has a track record of full compliance with regulatory requirements. As in other EU countries unbundling of local loop has been implemented progressively, and PTC’s offer has incorporated Regulatory requirements relating to tariffs, full and shared access and local sub-loop unbundling. PTC restructured its interconnection network architecture, to permit more flexibility of interconnection. In 2002, interconnection fees decreased on average 19.2% for call origination and 17.3% for call termination to levels close to the European average. In December 2002 the regulator approved the new leased lines tariffs, which was effective as from March 1, 2003, equivalent to a 45% drop in digital leased lines tariffs, thus putting PTC’s leased lines price basket at 41% below the European average.

At the end of 2002 PT acquired the ownership of the basic telecommunications network from the Portuguese State. PT agreed to prepay the future rental payments due under the current Concession Contract in exchange for full ownership of the network and no reversion of the assets related to the provision of the Concession services to the Portuguese State at the end of the Concession period. As part of this agreement the Portuguese Government agreed also to fund certain loss making services provided by PTC and cover the cost of benefits provided to retired Portuguese citizens by PTC on behalf of the Portuguese State. The ownership of the fixed network will allow PTC to sell excess real estate and potentially enter into cross border sale and lease back contracts of the basic network and realise cash gains. PT paid Euro 365 million for the acquisition of the ownership of the fixed network, which included the concession rental of 2002 amounting to Euro 17 million. Thus, the acquisition cost of the ownership of the fixed network was Euro 348 million.

A new Pricing Convention for the fixed telephone service (Universal Service Convention) for 2002 and 2003 was agreed with the Regulator and the competition authority on December 30, 2002. The convention established price caps of CPI-3% and CPI-2.75% for 2002 and 2003, respectively, excluding international calls. Tariffs in 2002 were not updated, but inflation of 3.6% in 2002 means that PT has complied with its 2002 price cap obligations.

PTC updated its tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus complying with 2003 price cap, assuming a 2.5% inflation rate as per the Portuguese State Budget. These changes in tariffs represent a further rebalancing of fixed telephony’s prices therefore enhancing PTC’s competitive position in the domestic market.

PTC has been launching and promoting new pricing packages in order to increase flexibility and competitiveness. Several innovative pricing packages tailored to meet the requirements of different customer segments have been introduced, such as Prime Rate and Vantagem Nacional for SMEs and Marconi Prime Rate, Vantagem and Valor Internacional, which provide significant discounts on domestic and international traffic, for the general public. The Single Nationwide tariff of Euro 6.23 cents is aimed at customers with monthly telephone bills of more than Euro 100. PTC has also made available Option Plans that are tailored SME packages incorporating different pricing plans. The Local+ and Family and Friends (fixed discounts on pre-selected numbers), Relação+, Relação International, Marconi Star, Marconi Alegro International and Marconi Partner (various types of discounts on international traffic) are pricing packages primarily targeted to the residential market. Specific fixed-mobile plans include quantity discounts or a single price per second with no time band constraints.

PTC has continued to diversify and promote aggressively its business portfolio by focusing on customer retention and loyalty. For the residential market PTC has been marketing ISDN and voice mail services. ISDN accesses increased 3.2% over 2001, equivalent to 19.9% penetration of total equivalent main lines. PTC currently has 1.2 million voice mail boxes, which is equivalent to a penetration of 34.1%. Fixed main lines in service decreased 3.7% to approximately 4.1 million. Residential customers account for 68.3% of main lines, SoHo accounts for 11.8%, SME customers account for 7.2%, large corporate customers (handled by PT Prime) account for 9.2% and wholesale services account for 2.4%.

PTC’s ADSL offer on a wholesale basis was re-launched in July, under the brand “Network ADSL PT”. This ADSL package is a plug and play offer solution. The take up of the ADSL service has increased significantly with 53 thousand ADSL connections at the end of 2002, compared with only 7,100 connections at the end of June. The ADSL service is currently available to more than 60% of fixed telephony customers and to more than 70% of Internet customers. PT’s subsidiaries accounted for a 82% market share of this service at the end of 2002.

Total fixed network traffic in minutes decreased 3.1% over 2001. Retail traffic decreased 8.8% mainly due to mobile substitution and a more challenging economic environment. Domestic fixed-to-fixed traffic, which posted a drop of 17.6% in the first half and an 8.9% reduction in the third quarter decreased by only 6.0% in the fourth quarter corresponding to a cumulative change for the full year of minus 12.8% compared to 2001. The wholesale business maintained its growth albeit at a slower pace of 1.9% in 2002. Internet access traffic decreased 4.8%, in great part due to the migration of heavy users to the broadband service.

PTC has continued to develop its infrastructure with state of the art technologies, promoting an intensive use of SDH and DWDM in the core and access networks and FITL and ASDH based solutions in the local loop in order to provide adequate capacity and coverage for ADSL. PTC is also upgrading its infrastructure into a Next Generation Network enabling more efficient and cost effective solutions to handle the future voice, data and video convergent services.

These developments through a recently digitalized and continuously upgraded network allowed significant improvements in Quality of Service whilst maintaining Capex under strict control. Quality of service has also been improved in the area of customer care with the full launch of a Contact Centre which handles separately each market segment – residential, SoHo and SMEs – and integrates the functions of sales and telemarketing. Quality of service measured in terms of call completion rate was at 99.9% in 2002. PTC’s Capex in 2002, excluding the acquisition of the ownership of the fixed network, decreased 30.2% to Euro 228 million, equivalent to 9.9% of revenues and is believed to be sustainable. Taking into account the acquisition of the ownership of the fixed network, PTC’s Capex in 2002 would have reached Euro 576 million.

Operating revenues decreased by 5.0% to Euro 2,301 million, in large part due to the regulatory change in the accounting regime of Internet access traffic and the decrease in domestic fixed-to-fixed traffic. The change in the ownership of Internet traffic had a negative impact of Euro 35 million compared to last year. Fixed telephone service accounted for 65.0% of total operating revenues whilst wholesale accounted for 26.9% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic was 42.0% and 58.0%, respectively. The revenues in the fourth quarter amounted to Euro 572 million, 1.0% lower when compared to the fourth quarter of last year and significantly better than the 7.5% year-on-year decrease posted in the third quarter.

EBITDA amounted to Euro 957 million, corresponding to a decrease of 8.4% over 2001, and equivalent to an EBITDA margin of 41.6%. Excluding the negative impact of the change in ownership of Internet traffic (Euro 16 million) and the increase in post retirement benefits costs (Euro 43 million), EBITDA would have decreased by only 2.5% (Euro 30 million) over last year. PTC was able to maintain solid margins due to effective cost control. PTC’s operating costs dropped Euro 31 million equivalent to 1.8% in 2002 notwithstanding a 31.3% increase in post retirement benefits. EBITDA in the fourth quarter decreased 8.0% over the same period last year. This compares with a drop of 8.1% year-on-year posted in the third quarter of 2002.

At the end of December 2002 the number of employees was 10.3 thousand, corresponding to 403 main lines per employee.

PT Prime

PT Prime offers integrated voice and data telecommunications solutions, information systems, Internet, e-commerce, B2B and outsourcing of communications networks and services to PT’s 6,500 top accounts, thus constituting PT Group’s commercial front end for corporate customers.

Despite a more aggressive commercial approach by the competitors, both in terms of a broader commercial offer and lower pricing, PT Prime has succeeded in minimizing its market share loss and has been key in enabling the PT Group to maintain its leadership position in the fixed telephone business in Portugal.

As the leading operator in this market segment, PT Prime has consolidated its customer base with its offer of state-of-the-art telecommunications solutions, that are tailored to customers’ profiles and expectations and are, based on quality of service and reliability, expertise and competitive tariffs. PT Prime has currently more than an 80% share of the corporate data and integrated solutions market in Portugal.

During 2002 several new medium term contracts were signed by PT Prime with the largest Portuguese companies and institutions. Accordingly, data communications accesses increased 5.5%. Frame relay accesses climbed 25.2% and broadband ATM based connections climbed 57.9%. Leased lines capacity to end-users rose 10.7% and leased line digital capacity reached 91.2% of the total leased line capacity. Corporate Internet capacity sold increased 215.7% compared to 2001. PT Prime has the largest Corporate Internet Data Centre in Portugal.

Operating revenues increased by 24.9% to Euro 335 million including Euro 36 million from the consolidation of PrimeSys. There were significant increases in revenues from broadband, outsourcing and Internet related services. PT Prime’s EBITDA amounted to Euro 32 million. Prices remain under pressure due to competition, which combined with increasing costs of leased lines resulted in an EBITDA margin of 9.5%.

PT Prime’s Capex amounted to Euro 41 million in 2002, representing 12.2% of revenues, mostly driven by a new network topology allowing for further cost rationalization in the future and improvement of quality of service, corporate security and reliability. Approximately 40% of the Capex of PT Prime relates to outsourcing contracts.

PT’s Mobile Businesses

In 2002, prior to the transfer of its Brazilian mobile assets to Brasilcel, PT’s principal domestic and international mobile assets included TMN in Portugal and TCP and GT in Brazil. As of December 31, 2002, these mobile businesses covered approximately 64 million inhabitants and served approximately 12 million customers, equivalent to 62.1% of PT´s total customer base. These mobile businesses accounted for 44.5% of revenues, 50.9% of EBITDA and 52.6% of EBITDA minus Capex of the PT Group. TCP accounted for 21.8% and 23.0% of PT’s revenues and EBITDA respectively. The contribution of TCP for PT Group EBITDA minus Capex was less than 30% with the remaining 70% being largely contributed by PT’s Portuguese businesses.

TMN

The mobile business in Portugal posted a 6.9% growth in customers, totalling 8.54 million active customers at the end of the year, equivalent to a penetration rate of 82.5%. TMN reinforced its market leadership with 53.4% of net additions and 51.9% of active customers.

TMN had 4,426 thousand active customers in 2002, a 13.3% increase over 2001, having added 521 thousand customers in 2002. Over 221 thousand customers were added in the fourth quarter alone. Approximately 17% of TMN’s net additions were postpaid customers. The increased focus on customer loyalty and customer retention led to a 12.7% increase in the number of upgrades which totalled 263 thousand in 2002.

The number of SMS messages in 2002 increased 16.1% to 1.2 billion, corresponding to approximately 53 messages per month per active SMS user. The number of active SMS users reached 53.6% of the total customer base, a 5.6 p.p. improvement over 2001. TMN successfully launched MMS in May 2002. As handsets are expensive and TMN pursues a selective subsidization policy there were only 9 thousand activated MMS handsets at the end of December 2002. The number of GPRS handsets reached 114 thousand, and 21.5% are active users.

ARPU in 2002 decreased to Euro 27.1 from Euro 30.1 last year mainly due to lower interconnection fees. The interconnect bill posted a 20.6% drop as a result of average reductions of interconnection fees of 28.2% in mobile to mobile calls and 9.5% in fixed to mobile calls. The average customer bill decreased 4.3% to Euro 19.0 in line with a 5.1% decrease in the average minutes of usage in 2002. The customer bill in the fourth quarter was Euro 18.9 against Euro 20.0 booked in the third quarter, but was partially affected by the strong seasonality of customer additions associated with the Christmas holiday season.

The average minutes of usage (“MOU”) in 2002 were 130.5 minutes, compared to 137.4 minutes in 2001, negatively influenced by the higher level of penetration as well as the more challenging economic environment.

Operating revenues of TMN increased by 5.8% to Euro 1,475 million. Service revenues increased 9.3% whilst revenues from handset sales decreased 18.9%. Revenues from data services, namely SMS and WAP services, accounted for 7.4% of service revenues in 2002. In the fourth quarter the contribution from data services was 8.5%, a 2.3 p.p. improvement over the fourth quarter of 2001.

SACs in 2002 stood at Euro 65.0, down from Euro 72.2 in 2001 as a result of reduced subsidization. CCPU dropped 16.1% to Euro 13.5 compared to the same period last year. ARPU minus CCPU in 2002 was Euro 13.6, a 2.6% decrease over last year. ARPU minus CCPU in the fourth quarter of 2002 was Euro 14.0.

EBITDA amounted to Euro 623 million, a 15.7% increase over 2001, equivalent to an EBITDA margin of 42.3%, representing a 3.6 p.p. improvement. EBITDA margin in the fourth quarter of 2002 reached 44.4%.

Capex in the period totalled Euro 283 million, equivalent to 19.2% of revenues. Capex was mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care. UMTS network rollout accounted for Euro 38 million of Capex incurred in this period.

TMN had 1,192 employees at the end December 2002 and 3,713 customers per employee, representing a 13.5% improvement over 2001.

Telesp Celular

The Brazilian State of São Paulo had approximately 9 million mobile customers at the end of 2002, equivalent to a penetration rate of 23.8%, against an overall estimated mobile penetration of 19.8% in Brazil.

During 2002 and despite the entrance of a new competitor TCP has reinforced its leadership position in the State of São Paulo with a market share of 67% compared to 65% at the end of 2001. TCP had 6,060 thousand customers on December 31, 2002, an increase of 18.7% over 2001. Net additions of customers for TCP in 2002 were 956 thousand, corresponding to 80% of net customer additions in the region.

Client retention campaigns along with increased focus on high-end and corporate clients, allowed for a 4.2% increase of postpaid customer base in the year. Postpaid customers totalled 1,426 thousand, representing 23.5% of TCP´s total customer base. Customer migration from analogue-to-digital platforms is now almost complete, with digital customers accounting for 97.6% of the total customer base.

Data services take-up has been progressing well both in terms of messaging services targeted to teenagers and young adults through SMS and WAP and connectivity tools targeted to corporate clients using the 1XRTT platform. At the end of 2002, more than 2.8 million customers of TCP had WAP-enabled handsets. Slightly over one year after launching 2.5G services (December 2001), over 200,000 2.5G handsets have already been sold. As a result, revenues from data services climbed 70% over last year to 1.8% of total net revenues, equivalent to 4.6% of revenues from customers with data enabled phones.

Notwithstanding the challenging economic environment in Brazil, ARPU in 2002 has remained at R$ 44 as in the previous year whilst the blended average minutes of usage decreased to 109, compared to 116 minutes in 2001. The minutes of usage of post paid customers climbed 20.4% to 210 minutes.

Operating revenues, reported in Brazilian Reais and in accordance with Brazilian GAAP, rose 15.1% over 2001 to R$ 3,391 million. Service revenues increased 17.8% and handset sales rose 0.6%. This performance was achieved on the back of solid customer growth and on going effort to retain the best ARPU customers.

In an effort to improve profitability, TCP has been focusing on cost control, having reduced subsidies, restrained marketing and advertising costs and improving its general and administrative expenses to revenues ratio in 2002. SACs in 2002 fell 24.2% to R$ 97, from R$ 128 in 2001. CCPU dropped 14.4% to R$ 21 in 2002 from R$ 24 in the previous year. ARPU minus CCPU amounted to R$ 23 in 2002, a 21.4% improvement over 2001.

EBITDA margin, reported in Brazilian Reais and in accordance with Brazilian GAAP, reached 46.0% in the fourth quarter of 2002. Full year 2002 EBITDA margin increased to 42.8% from 32.1% in 2001. Accordingly EBITDA climbed 53.3% to R$ 1,451 million in 2002.

TCP’s net financial expenses in 2002, reported in Brazilian Reais and in accordance with Brazilian GAAP, amounted to R$ 808 million, an increase of 49.3% over 2001, mainly due to the impact of the Brazilian currency devaluation. Assuming GT was fully consolidated in TCP’s income statement for 2002, net financial expenses in would have been R$ 1,465 million.

TCP’s net income in 2002, reported in Brazilian Reais and in accordance with Brazilian GAAP, amounted to a negative R$ 1,141 million, impacted also by the equity loss from GT of R$ 891 million and an additional write-down of R$ 171 million of the value of goodwill of the investment in GT. Net income in the fourth quarter of 2002 was negative R$ 580 million due to the impact of the Brazilian currency depreciation, derivatives adjustment and the costs incurred for the acquisition of the remaining 17% stake in Global Telecom.

TCP’s Capex in 2002 amounted to R$ 327 million, a significant drop compared to R$ 937 million invested in 2001. The Capex to sales ratio now stands at 9.6%.

TCP’s consolidated gross debt at the end of 2002, reported in Brazilian Reais and in accordance with Brazilian GAAP, was R$ 4,461 million and the average net debt for the year was R$ 4,916 million. Debt facilities and bonds subscribed by PT accounted for 64% of TCP’s consolidated gross debt. On a stand alone basis, TCP’s net debt at the end of 2002 was R$ 2,772 million, a 34.5% reduction compared with 2001, achieved as a result of the successful completion of TCP’s capital increase of R$ 2.5 billion and the hedge positions contracted in the period. TCP’s gearing ratio decreased from 60.7% in 2001 to 40.9% in 2002.

In terms of contribution to the PT Group’s results in Euros, TCP’s operating revenues amounted to Euro 1,218 million, a decrease of 13.1% over 2001. EBITDA rose 11.8% to Euro 513 million, despite the 24.5% devaluation of the Brazilian Real, equivalent to a margin of 42.1%. After TCP’s capital increase and the disposal of the 14.68% stake in TCP to Telefónica Móviles for a cash amount of Euro 200 million, PT’s economic interest in TCP was 50.44%.

Global Telecom

GT is the B Band mobile operator in the Brazilian States of Paraná and Santa Catarina. The total number of customers in these regions is 2.9 million, equivalent to a penetration rate of approximately 19.4%. Following aggressive marketing of its services, GT increased its market share to 41% as of December 31, 2002 from 35% at the end of 2001 and 38% in the third quarter of 2002. GT’s customer base reached 1.2 million, a 36.5% increase over 2001, corresponding to 315 thousand net additions in 2002.

Contracted customers’ ARPU rose 21.5% to R$ 64 in 2002 as a result of an increased focus on high end and corporate clients. Prepaid ARPU decreased 5.4% to R$ 23. As most of the customer growth was prepaid customers, blended ARPU dropped 15.0% to R$ 34 in 2002. Operating revenues, reported in Brazilian Reais and in accordance with Brazilian GAAP increased by 20.3% to R$ 512 million.

The successful implementation of GT’s cost reduction programs, economies of scale, synergies from cooperation with TCP and lower subsidies, allowed GT to post a positive EBITDA in 2002 amounting to R$ 95 million (in accordance with Brazilian GAAP), equivalent to a margin of 18.6%, which compares to a negative EBITDA of R$ 100 million in 2001. SAC’s posted a sharp decrease in 2002 to R$ 126, compared to R$ 237 in 2001. CCPU also posted a 48.0% drop to R$ 26. ARPU minus CCPU amounted to R$ 8 in 2002, compared to negative R$ 10 in 2001.

Net financial expenses, reported in Brazilian Reais and in accordance with Brazilian GAAP, in 2002 amounted to R$ 663 million compared to R$ 576 million last year.

Capex in 2002 amounted to R$ 152 million compared to R$ 413 million in year 2001. The Capex to sales ratio stood at 29.7%.

In terms of contribution to the PT Group’s results, GT is accounted for by the equity method and at the end of 2002, PT had booked a negative Euro 89 million contribution under “Equity in Losses/Earnings of Affiliated Companies” in the Consolidated Profit and Loss Statement.

PT Multimedia

PTM’s operating revenues amounted Euro 676 million in 2002, increasing 8.1% compared to 2001, despite the deconsolidation of PTM.com after its sale to PT in September 2002. Around 51% of PTM’s5 revenues are subscription based and 14% are advertising revenues. EBITDA rose 78.6% to Euro 76 million, equivalent to an EBITDA margin of 11.2% and corresponding to a 4.4 p.p. improvement over last year. TV Cabo, the pay-TV subsidiary, contributed Euro 71 million of EBITDA. Capex decreased 40.9% to Euro 85 million in 2002. Net income amounted to negative Euro 137 million.

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5 Excluding PTM.com’s revenues 9M 2002.

Pay-TV and Cable Internet – TV Cabo

The Pay-TV subsidiary of PTM has already passed 2,390 thousand homes. Over 85% of the homes are equipped with interactive capabilities. At the end of 2002, PTM had 1,307 thousand pay-TV customers (1,017 thousand cable and 290 thousand DTH), a 12.7% increase over 2001, equivalent to a market share estimated at 84%. The number of subscribers of the premium services increased 24.5% to 916 thousand, equivalent to a pay to basic ratio of 70.0% which compares to 63.4% in 2001. TV Cabo’s number of Revenue Generating Units (RGU) reached 1,455 thousand, a 18.9% increase over 2001. Pay-TV ARPU reached Euro 19.0, a 4.4% increase over Euro 18.2 booked in 2001.

The take up of the broadband internet access service using cable modem is progressing well and at the end of the year TV Cabo already had 140 thousand customers, equivalent to an estimated market share of 68% of the broadband market in Portugal. The penetration of the Internet service among pay-TV subscribers stands at 14%. The ARPU of broadband Internet subscribers is Euro 31.3.

Overall ARPU in 2002 was Euro 21.6, representing an increase of 11.6% over the previous year. Operating revenues amounted to Euro 364 million and EBITDA amounted to Euro 71 million, an increase of 30.9% and 75.0%, respectively, over 2001. EBITDA margin in 2002 was 19.5%, representing a 4.9 p.p. improvement over the previous year. This was achieved as a result of an effective cost control, including programming cost and general and administrative expenses. EBITDA margin in the fourth quarter of 2002 reached 22.8%. TV Cabo posted a positive net income in 2002 (Euro 5 million) for the first time in its history.

Capex in 2002 decreased 41.0% to Euro 63 million, equivalent to 17.2% of revenues. The fall in Capex was achieved by a significant slow down in investments in the interactive TV project and providing incentives to customers to buy terminal equipment as opposed to renting. EBITDA minus Capex in 2002 was positive and amounted to Euro 8 million.

Media - Lusomundo

Lusomundo is Portugal’s leading media company with activities covering newspapers, magazines, news radio and cinema distribution and exhibition.

Jornal de Notícias is the leading daily Portuguese newspaper, with a circulation of almost 109 thousand. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content. The paper tabloid newspaper 24 Horas increased average circulation by 23.1%. The Portuguese version of National Geographic magazine has been successful, with an average circulation of 83 thousand copies in 2002, consolidating its presence in the market less than two years after its launch.

Total cinema ticket sales in Portugal and Spain increased 1.9% to 14.9 million in 2002. Lusomundo launched 75 new titles, 17 in the last quarter. Lusomundo distributed four of the top ten movies in Portugal.

Video and video game activities have also posted good performance, notwithstanding the fact that Lusomundo no longer represents Warner’s catalogue. The strong growth of this business area is due to the growing acceptance of the DVD format and the success of Sony PlayStation II, with sales in excess of 170 thousand. Video games revenues increased 30.6% over 2001. Video revenues increased 4.3% over 2001 but if the sales of Warner catalogue are excluded, the pro-forma growth would have been 36.9%.

Lusomundo’s consolidated revenues amounted to Euro 256 million, a 2.1% increase over last year, excluding Deltapress from the comparison, since Deltapress was not consolidated in PTM’s results in 2002 (see section 4 above). Revenues of the audiovisual business area increased 8.4% whereas the revenues of the media unit decreased 2.4% against a drop of 14.7% of advertising revenues. The fourth quarter was particularly weak in terms of advertising revenues, which contracted 12.1% compared to the same period last year and could not be offset by an increase in the cover price of most newspapers.

EBITDA amounted to Euro 11 million, a 55.0% decrease over 2001, equivalent to a margin of 4.3%. The fall in EBITDA is mainly accounted for by the decline in advertising revenues and higher provisioning in Lusomundo Media as part of its restructuring process.

The contribution of Lusomundo Media in Lusomundo’s EBITDA fell from Euro 10 million to Euro 1 million in 2002. Recovery in the EBITDA performance of the media division is dependant on the improvement of the outlook of the advertising market and successful implementation of the cost cutting programme, which is in progress.

Regarding Lusomundo Audiovisuais, EBITDA contribution amounted to Euro 13 million, a decline of 10.8% over last year in great part due to the weaker performance of cinema exhibition and equivalent to a 10.5% margin.

Other Operations

ISP and Portals – PTM.com

PTM.com had 940 thousand dial-up customers at the end of 2002, a rise of 52.6% over 2001. The dial-up customer base generated 33.3 million hours of Internet traffic during 2002.

A plug and play ADSL service was launched in the third quarter of 2002, targeting residential customers under the brand name “Sapo ADSL.PT”. A taylor made solution was also launched for SoHo and SMEs under the brand “Telepac ADSL.PT”. PTM.com had approximately 60,000 sales and 42,500 ADSL customers at the end of 2002. PTM.com’s market share in ADSL is 80.6%.

PTM.com’s Sapo portal posted 190 million page views (an increase of 11.4% over December 2001) and 2.3 million unique visitors per month in December 2002.

PTM.com’s revenues amounted to Euro 82 million, an increase of 40.7% over last year. This increase in revenues is a result of the more benign internet traffic revenue sharing arrangement for the ISP established by the Portuguese regulator in October 2001. Around 40% of PTM.com’s revenues are subscription based.

EBITDA amounted to negative Euro 5 million in 2002. PTM.com has reduced staff numbers by 41% and shut down a number of less profitable business initiatives in line with its objective to reach an EBITDA break even soon. Capex in 2002 was Euro 6 million.

Other Mobile Operations

At the end of 2002, Médi Telecom in Morocco, 31.34% owned by PT, had 1,600 thousand customers, representing a 41% market share. The prepaid customers accounted for 93% of total customers of Médi Telecom. The ARPU of Médi Telecom in 2002 was Euro 14. Operating revenues, in accordance with Moroccan GAAP, amounted to Euro 223 million, an increase of 37.2% over 2001. EBITDA amounted to Euro 43 million, compared to a negative Euro 5 million in 2001, and Capex amounted to Euro 137 million, as compared to Euro 182 million in 2001. PT reports its investment in Médi Telecom using the equity method of accounting. Its contribution in 2002 was negative Euro 56 million and was included in the income statement under “Equity in Losses/Earnings of Affiliated Companies”.

Mascom in Botswana, in which PT holds 50% plus one share economic interest, had 278 thousand customers at the end of 2002, an increase of 26.7% over 2001. Mascom has a market share of approximately 71% and prepaid customers account for 97% of its total customer base. The ARPU of Mascom was Euro 16. Operating revenues amounted to Euro 55 million, an increase of 2.8% over 2001 and EBITDA amounted to Euro 20 million, a 31.9% increase over 2001, equivalent to a margin of 36.4%, an 8.0 p.p. improvement over 2001. Capex amounted to Euro 16 million. PT reports this investment on a fully consolidated basis under “Other”.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: PT Comunicações
Table 5: PT Prime
Table 6: TMN
Table 7: Telesp Celular
Table 8: PT Multimedia

This information is also available on PT’s website www.telecom.pt.

Contact:

Zeinal Bava, PT Group Chief Financial Officer
zeinal.bava@telecom.pt

Vitor Sequeira, PT Group Investor Relations Director
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

TABLE 3: CONSOLIDATED OPERATING REVENUES
(amounts in millions of Euro)

TABLE 4: PT COMUNICAÇÕES (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	2002	2001	Δ
Services Rendered	2,275.0	2,389.6	(4.8%)
Sales	26.4	33.8	(22.1%)
Operating revenues	**2,301.4**	**2,423.4**	**(5.0%)**
Wages and Salaries	303.8	311.8	(2.6%)
Post Retirement Benefits	181.0	137.9	31.3%
Costs of Telecommunications	479.5	547.7	(12.4%)
Depreciation and Amortization	392.1	389.5	0.7%
Own Work Capitalized	(64.3)	(121.0)	(46.9%)
Marketing and Publicity	18.7	25.3	(26.1%)
Concession Fee	16.3	12.7	28.2%
Other General & Administrative	239.3	252.7	(5.3%)
Other Net Operating Costs	170.2	211.3	(19.4%)
Operating Costs and Expenses	**1,736.6**	**1,768.0**	**(1.8%)**
Operating Income	**564.8**	**655.4**	**(13.8%)**
Interest and Related Expenses	35.8	37.0	(3.1%)
Interest and Related Income	(20.8)	(23.4)	(11.3%)
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	(10.8)	(15.1)	(28.7%)
Equity in Earnings of Affiliated Companies	2.4	3.1	(23.3%)
Work Force Reduction Program Costs	49.3	183.9	(73.2%)
Other Non Operating Expenses / (Income)	(2.1)	1.5	n.m.
Income Before Income Tax	**510.9**	**468.4**	**9.1%**
Provision For Income Tax	161.7	194.0	(16.7%)
Net Income	**349.2**	**274.4**	**27.2%**

OTHER FINANCIAL INFORMATION	2002	2001	Δ
EBITDA (Operating Income + Depreciation and Amortization)	956.9	1,044.8	(8.4%)
EBITDA Margin (EBITDA / Operating Revenues)	41.6%	43.1%	(1.5 p.p.)
Capex	227.9	326.7	(30.2%)
Capex as % of Revenues	9.9%	13.5%	(3.6 p.p.)

OPERATING DATA	Units	2002	2001	Δ
Fixed Telephone Service				
Total Lines (inc. ADSL)	thousand	5,847	5,921	(1.3%)
Main Lines in Service	thousand	4,143	4,301	(3.7%)
Main Lines per 100 Inhabitants	No.	41.9	42.3	(0.9%)
ISDN Equivalent Main Lines	thousand	826	800	3.2%
ISDN Penetration Rate	%	19.9	18.6	1.3 p.p.
Total Traffic	min*10^6	20,065	20,713	(3.1%)
Retail		8,868	9,733	(8.8%)
F2F Domestic		6,479	7,431	(12.8%)
F2M		1,118	1,215	(7.9%)
Other		236	23	n.m.
International		1,036	1,064	(2.7%)
Outgoing		402	411	(2.0%)
Incoming		633	654	(3.1%)
Total Originated Traffic on the Fixed Network		16,340	17,296	(5.5%)
Originated Traffic per Access per Day	minutes	10.6	11.0	(3.2%)
Average Weighted Price Change (price basket):	%	(0.2)	(2.9)	2.7 p.p.
Wholesale				
ADSL Accesses	thousand	52.7	3.3	n.m.
Traffic	min*10^6	11,197	10,980	1.9%
Internet		6,581	6,916	(4.8%)
Average Weighted National Price Change:	%	(17.0)	(16.5)	(0.5 p.p.)
Call Origination		(19.2)	(30.4)	11.2 p.p.
Call Termination		(17.3)	(27.9)	10.6 p.p.
Leased Lines				
Number of Leased Lines	thousand	57.7	58.8	(1.8%)
Capacity (equivalent to 64 kbps)	thousand	1,421	1,474	(3.6%)
Digital	%	98.6	98.5	0.1 p.p.

1)Includes intra-group transactions

TABLE 5: PT PRIME (1)
(amounts in millions of Euro)

TABLE 6: TMN (1)
(amounts in millions of Euro)

TABLE 7: TELESP CELULAR
(amounts in millions of Euro)

TABLE 8: PT MULTIMEDIA (1)
(amounts in millions of Euro)

1)Includes intra-group transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.